

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 2, 2010

Mr. Kevin C. Berryman
EVP and CFO
International Flavors & Fragrances Inc.
521 West 57th Street
New York, New York 10019

   Re: **International Flavors & Fragrances Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2009
       Form 10-Q for Fiscal Quarter Ended March 31, 2010
       Form 8-K Filed February 9, 2010
       Definitive Proxy Statement Filed March 9, 2010
       File No. 1-4858

Dear Mr. Berryman:

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Rufus Decker
           Accounting Branch Chief